UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Sale of Business Unit

Further to the reorganization  of Vuance Ltd. (the “Company”), the Company sold its entire equity interest in its wholly owned Hong Kong subsidiary, SuperCom Asia Pacific Limited (the “Subsidiary”),  in consideration of a payment in the amount of $1 pursuant to a purchase agreement entered into on or about October 21, 2010.    As part of this sale, the Company assigned to the purchaser certain outstanding loans due to the Company by the Subsidiary in the amount of $1.4 million. As result of the sale of the Subsidiary, the Company may realize a capital gain of approximately $300,000 to be recognized in the fourth quarter of 2010.

CEO Appointment

Also further to the Company’s reorganization, Arie Trabelsi, a director on the Company’s board of directors appointed to represent shareholder Sigma Wave Ltd.,   has resigned from his position as a director, and has been appointed as the Company’s Chief Executive Officer, effective October 28, 2010.  Mr. Trabelsi replaces former Chief Executive Officer, Ron Peer, who shall continue to be employed by the Company during a short term transition period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: November 3, 2010